United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F     ☐

Change of Directors

Departure of Directors

On June 30, 2026, Jun Zhang notified ATA Creativity Global (the “Company”) of his resignation as a director of the Company, effective from June 30, 2026.

On June 30, 2026, Andrew Y. Yan notified the Company of his resignation as an independent director of the Company, effective from June 30, 2026.

Each of Mr. Zhang and Mr. Yan has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Directors

The Board of Directors (“Board”) of the Company appointed Ruobai Sima as a director of the Company, effective July 1, 2026. The biographical information of Mr. Sima is set forth below.

Ruobai Sima, aged 44, has served as our Chief Financial Officer since May 12, 2022. Prior to joining the Company, Mr. Sima served as CFO at various automotive services companies from 2016 to 2022, including Beijing Aiyihang Auto Service Group and Beijing Shouqi Zhixing Technology Co., Ltd. From 2015 to 2016, Mr. Sima served as the financial director for Bitauto Holdings, a leading auto Internet company focused on providing Internet information, shopping guide services and Internet marketing solutions in China. From 2008 to 2015, Mr. Sima served as the vice director of the finance department at Toyota Motor Finance (CHINA) Co., LTD, primarily focused in the areas of risk management and corporate finance. Mr. Sima served as a senior auditor at PricewaterhouseCoopers Beijing from 2004 to 2008. Mr. Sima earned a bachelor’s degree in finance from the Capital University of Economics and Business and a master’s degree in finance from the University of International Business and Economics, both in Beijing.

The Company entered into an offer letter with Mr. Sima. He will receive an annual compensation of US$10,000 for his services as a director of the Board. The offer letter is filed hereto as Exhibit 10.1.

The Board appointed Han Jiang as a director of the Company, effective July 1, 2026. The biographical information of Mr. Jiang is set forth below.

Han Jiang, aged 40, holds a Bachelor’s degree in Art and Design from the China Academy of Art. Since May 2023, he has served as General Manager at Shenzhen Benyu Investment Consulting Co., Ltd., overseeing art education consulting. Prior to this, he was Director of Art Investment at Huace Film Holdings Co., Ltd. from May 2017 to March 2023, and earlier served as Art Design Director at a leading domestic A4 advertising agency and Huace Film & TV, a listed film and television enterprise, having participated in over 30 art, film, and television projects.

Mr. Jiang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item404(a) of Regulation S-K.

The Company entered into an offer letter with Mr. Jiang. He will not receive compensation for his services as a director of the Board. The offer letter is filed hereto as Exhibit 10.2.

Xiaofeng Ma, the chairman of the Board and the chief executive officer of the Company, would like to warmly thank Mr. Zhang and Mr. Yan for their long-standing services and continuous contributions to the Board’s work throughout their time in office, and welcome Mr. Sima and Mr. Jiang as new directors of the Company.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	The offer letter, dated July 1, 2026 by and between the Company and Ruobai Sima
10.2	The offer letter, dated July 1, 2026 by and between the Company and Han Jiang

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: July 7, 2026

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